FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

_____

Contact: Dan Suesskind
                     Chief Financial Officer
                     Teva Pharmaceutical Industries Ltd.
                     (011) 972-2-589-2840
             George Barrett
                     President and CEO
                     Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
             Dorit Meltzer
                     Director, Investor Relations
                     Teva Pharmaceutical Industries Ltd.
                     (011) 972-3-926-7554

TEVA ANNOUNCES TENTATIVE APPROVAL OF OCTREOTIDE ACETATE INJECTION

Jerusalem, Israel, March 30, 2005 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that the U.S. Food and Drug Administration has granted tentative approval for the Company's Octreotide Acetate Injection, 50 mcg/mL, 100 mcg/mL and 500 mcg/mL in one-mL single-dose vials and 200 mcg/mL and 1000 mcg/mL in 5 mL multi-dose vials. Final approval is subject to the expiration of any applicable exclusivity period enjoyed by another ANDA filer.

Octreotide Acetate Injection is the AP-rated generic equivalent of Novartis Pharmaceuticals' Sandostatin® Injection. This product is indicated for the treatment of acromegaly, metastatic carcinoid tumors and vasoactive intestinal peptide tumors.

Total annual sales of the brand in single-dose and multi-dose configurations are approximately $80 million and $70 million, respectively.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
       Name: Dan Suesskind
       Title: Chief Financial Officer

Date: March 30, 2005